Exhibit 5.17

Consent of George Lightwood

Reference is made to the Registration Statement on Form F-10 and any amendments or supplements thereto and the documents incorporated by reference therein (the “Registration Statement”) of Orla Mining Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended.

I, George Lightwood, consent to (i) to the quotation, inclusion or summary of those portions prepared by me of the technical report dated August 15, 2014, entitled “Cerro Quema Project — Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” (the “Technical Report”) in the Registration Statement and (ii) the use of and references to my name as an expert or “qualified person” and my involvement in the preparation of the Technical Report in each case were used or incorporated by reference into the Registration Statement.

/s/ George Lightwood
George Lightwood, PE

Dated: February [10], 2021